Michael J. Cuggino, President

VIA EDGAR

May 30, 2012

Mr. Chad Eskildsen

Office of Disclosure and Review

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Responses to Comments on Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A of Permanent Portfolio Family of Funds, Inc. (SEC File Nos. 2-75661 and 811-3379)

Dear Mr. Eskildsen:

On behalf of the above-referenced registrant, set forth below are the comments that you provided by telephone on May 8, 2012 to Ms. Yoon Choo of K&L Gates LLP, concerning Post-Effective Amendment No. 42 to the Registration Statement on Form N-1A (“Post-Effective Amendment”) of Permanent Portfolio Family of Funds, Inc. (“Fund”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2012, and the Fund’s responses thereto. Your comments are set forth in italics and are followed by the Fund’s responses. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment. References to pages numbers in the Comment sections below are to pages in the Prospectus and Statement of Additional Information (“SAI”) included in the Post-Effective Amendment while references to page numbers in the Response sections below are to pages in the Prospectus and SAI included in Post-Effective Amendment No. 43 to the Registration Statement filed concurrently with this letter.

PROSPECTUS

A.	PORTFOLIOS SUMMARIES

1.	Permanent Portfolio

a. Comment: Under “Principal Investment Strategies” for the Permanent Portfolio, discuss the maturity and quality of Swiss franc denominated deposits and bonds.

Response: The Swiss franc denominated deposits may be withdrawn at any time on demand. Like other bank deposits, they are not rated. As discussed in the Post-Effective Amendment, the Portfolio may invest in bonds and other securities of the federal

Permanent Portfolio Family of Funds, Inc. — 600 Montgomery Street, Suite 4100, San Francisco, California 94111

(415) 398-8000 — www.permanentportfoliofunds.com — Distributed by Quasar Distributors, LLC

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

May 30, 2012

government of Switzerland of any maturity. These bonds and other securities are currently rated Aaa/AAA by Moody’s Investors Service, Inc. and Fitch, Inc. In response to the comment, we have revised the description of Swiss franc assets on page 2 of the Prospectus to include the underlined disclosure:

“Swiss franc denominated demand deposits and highly rated bonds and other securities of the federal government of Switzerland of any maturity[.]”

Corresponding changes to the disclosure relating to the Portfolio’s investments in Swiss franc assets have been made on page 24 of the Prospectus.

b. Comment: Under “Principal Investment Strategies” for the Permanent Portfolio, provide a better description of the U.S. and foreign securities, stock warrants and high volatility stocks in which the Portfolio may invest.

Response: In response to the comment, the disclosure on page 2 of the Prospectus has been revised to include the underlined disclosure:

“stocks of U.S. and foreign companies whose assets consist primarily of real estate (such as timberland, ranching and farm land, raw land, land with improvements and structures and real estate investment trusts) and natural resources (such as companies involved directly or indirectly in exploring, mining, refining, processing, transporting, fabricating and dealing in oil, gas, coal, precious and non-precious minerals); stock warrants and stocks of U.S. companies that are expected to have a higher price volatility than the stock market as a whole, including stocks of companies in technology industries, companies developing or exploiting new products or services and companies whose shares are valued primarily for potential growth in earnings, dividends or asset values rather than current income[.]”

Corresponding changes to the disclosure relating to the Portfolio’s investments in aggressive growth stocks have been made on page 24 of the Prospectus.

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

May 30, 2012

2.	Versatile Bond Portfolio

a. Comment: Move the last full paragraph on page 10 of the summary portion of the Prospectus to the statutory portion of the Prospectus.

Response: We have deleted that paragraph from the summary Prospectus. The statement remains in the statutory Prospectus. Please see page 26 of the Prospectus.

b. Comment: Under “High-yield risk” on page 11 of the summary Prospectus, specifically state that these investments include “junk bonds.”

Response: We have revised the disclosure to reference “junk” bonds and have made further edits to the risk factor. Please see the carryover paragraph on pages 13-14 of the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

A.	OBJECTIVES AND POLICIES

Investment Restrictions

Comment: The fundamental investment policies and limitations state that “[n]otwithstanding any other policy of the Permanent Portfolio, the Fund may form a wholly-owned subsidiary to be owned by the Permanent Portfolio for the purpose of engaging in broker-dealer activities.” Disclose whether there is currently a broker-dealer subsidiary.

Response: There is currently no broker-dealer subsidiary. A statement to this effect has been added as the last sentence of the paragraph discussing that fundamental investment policy. Please see page 24 of the SAI.

*        *        *        *        *

The Fund acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

May 30, 2012

Respectfully submitted,

/s/ Michael J. Cuggino

Michael J. Cuggino

cc:	David P. Bergland, Esq.

Hugh A. Butler

Roger Doebke

Donald W. Smith, Esq.

R. Darrell Mounts, Esq.

Yoon Y. Choo, Esq.

Carol A. Gehl, Esq.